UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

(Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road Huli District, Xiamen, China 361009 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Private Placement of Senior Convertible Notes and Warrants

On July 8, 2020, Blue Hat Interactive Entertainment Technology (the “Company”) entered into a Securities Purchase Agreement (the “SPA”) with two accredited institutional investors (each a “Holder” and collectively the “Holders”) to sell senior secured convertible notes (the “Convertible Notes”) of the Company in a private placement (the “Private Placement”) to the Holders, in the aggregate principal amount of $3,262,000, together with the issuance of warrants (the “Warrants” and, together with the Convertible Notes, the “Securities”) to acquire up to 784,000 ordinary shares of the Company (the “Ordinary Shares”) for an aggregate cash purchase price of $2,800,000 (reflecting an original issue discount of $462,000).

FT Global Capital, Inc. is acting as the sole placement agent (the “Placement Agent”) in the Private Placement. The Placement Agent will receive a placement agent fee representing 8.0% of the gross cash proceeds at the closing. Upon closing of the sale of the Convertible Notes and the Warrants (the “Closing”), the Company is expected to receive gross cash proceeds of $2.8 million. The Company will receive approximately $2.4 million in net proceeds at Closing, after deducting placement agent fees payable to the Placement Agent and certain other transaction expenses, including expenses of counsel in connection with the transaction.

The following descriptions of the SPA, Convertible Notes, Warrants, Shareholder Pledge Agreement, Registration Rights Agreement and Voting Agreement are not complete and are qualified in their entirety by reference to the full text of such agreements, the forms of which are attached as Exhibit 99.1 through 99.6 to this Form 6-K.

This report on Form 6-K does not constitute an offer to sell or the solicitation of an offer to purchase the Convertible Notes or the Warrants.

Convertible Notes

The Convertible Notes mature on October 30, 2021 (subject to extension in certain circumstances, including bankruptcy and outstanding events of default). The following is a brief description of the terms of the Convertible Notes:

Interest

The Convertible Notes do not bear interest except upon the occurrence of an Event of Default (as described below and as defined in the Convertible Notes), in which event the applicable rate will be 15.00% per annum.

Amortization

Starting on October 15, 2020, then on October 30, 2020 and then on the last trading day of the month for each month thereafter, and on the maturity date (each, an “Installment Date”), unless deferred or accelerated as described below, the Company is required to make monthly amortization payments equal to 1/12th of the initial principal and interest of the Convertible Notes payable (the “Installment Amount”), which, subject to the satisfaction of certain equity conditions set forth in the Convertible Note, shall be satisfied in Ordinary Shares (each, an “Installment Conversion”) at a conversion price equal to the lower of (i) the conversion price then in effect and (ii) the greater of (x) $0.264 (the “Floor Price”) and (y) the lower of (A) 85% of the volume weighted average price in the trading day immediately preceding the applicable Installment Date and (B) 85% of the average of the volume weighted average price of the three trading days with the lowest volume weighted average price during the 20 trading days prior to and including the trading day immediately prior to the applicable Installment Date or, at the Company’s option, may be satisfied in cash at a redemption price equal to 105% of such Installment Amount (each, an “Installment Redemption”). Shares to be issued with respect to any such installment will be predelivered on the second (2nd) trading day after the applicable Installment Notice Date (as defined in the Convertible Note) with a true-up on the applicable Installment Date.

Notwithstanding the foregoing, a Holder may, at its sole option, elect to defer any Installment Amount until a subsequent Installment Date selected by the Holder and may also elect to accelerate the conversion of future Installment Amounts to the current Installment Date, so long as such accelerated amount does not exceed four times any applicable Installment Amount.

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Conversion; Alternate Conversion upon Event of Default

The Convertible Notes are convertible at any time or times after the issuance date in whole or in part, at the option of the Holders thereof, into Ordinary Shares at a conversion price of $1.25 per share (the “Conversion Price”). The Conversion Price is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the conversion price then in effect and standard adjustments in the event of share split, share dividend, share combination, recapitalization or other similar transaction, as further provided in the Convertible Notes.

If an Event of Default has occurred under the Convertible Notes, the Holders may elect to alternatively convert their Convertible Notes (including the 15% premium that would otherwise be payable in a cash acceleration thereof) at an alternate conversion price equal to the lower of (i) the conversion price then in effect and (ii) the greater of (x) the Floor Price and (y) the lower of (A) 80% of the volume weighted average price as of the trading day immediately preceding the delivery or the deemed delivery of the applicable conversion notice, (B) 80% of the volume weighted average price as of the trading day of the delivery or deemed delivery of the applicable conversion notice, and (C) 80% of the average of the lowest volume weighted average price of the three trading days with the lowest volume weighted average price during the 20 trading days prior to and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice.

Conversion Limitation

The Holders of the Convertible Notes will not have the right to convert any portion of the Convertible Notes, to the extent that, after giving effect to such conversion, such Holder (together with certain related parties) would beneficially own in excess of 4.99% of the Ordinary Shares outstanding immediately after giving effect to such conversion, as to be elected by such Holder on or prior to the Closing Date (as defined in the SPA). A Holder may from time to time increase this limit to 9.99%, as to be elected by such Holder on or prior to the Closing Date, provided that any such increase will not be effective until the 61st day after delivery of a notice to the Company of such increase.

Events of Default

The Convertible Notes includes certain customary Events of Default, including, among other things, the breach of the financial covenant described in “—Covenants” below, the termination of either Xiaodong Chen, the Company’s Chief Executive Officer, by the Company for any reason, and if Jolie Kahn ceases to be the Company’s financial advisory.

In connection with an Event of Default, the holders of the Convertible Notes may require the Company to redeem any or all of the Convertible Notes. The redemption price will equal the greater of (i) the product of (A) the Conversion Amount to be redeemed multiplied by (B) 115% and (ii) the product of (X) the Conversion Rate with respect to the Conversion Amount in effect at such time as the Holder delivers an Event of Default Redemption Notice multiplied by (Y) the product of (1) 115% multiplied by (2) the greatest Closing Sale Price of the Ordinary Shares on any trading day during the period commencing on the date immediately preceding such Event of Default and ending on the date the Company makes the entire payment required, as determined in accordance with the Convertible Notes.

Upon the occurrence of a Bankruptcy Event of Default (as defined in the Convertible Notes), the Convertible Notes would automatically become immediately due and payable in cash in an amount equal to all outstanding principal, interest, and late charges multiplied by a redemption premium of 115%.

Change of Control

In connection with a Change of Control (as defined in the Convertible Notes), the Holders of the Convertible Notes may require the Company to redeem all or any portion of the Convertible Notes. The redemption price per share will equal the greatest of (i) 115% of the outstanding principal of the Convertible Notes to be redeemed, and accrued and unpaid interest and unpaid late charges thereon, (ii) 115% of the market value of the Ordinary Shares underlying the Convertible Notes, as determined in accordance with the Convertible Notes, and (iii) 115% of the aggregate cash consideration that would have been payable in respect of the Ordinary Shares underlying the Convertible Notes, as determined in accordance with the Convertible Notes.

Fundamental Transactions

The Company cannot enter a Fundamental Transaction (as defined in the Convertible Notes), unless the successor entity assumes all of the obligations under the Convertible Notes pursuant to written agreements satisfactory to the holder of the Convertible Notes, and the successor entity is a publicly traded corporation whose common equity or ordinary shares, as applicable, are quoted or listed on a national securities exchange.

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Subsequent Placement Optional Redemption

At any time after the earlier of the date a Holder becomes aware of any placement by the Company of equity or equity-linked securities or the date of consummation of such a placement, subject to certain limited exceptions, the Holder will have the right to have the Company redeem a portion of the Holder’s Convertible Note not in excess of 35% of the gross proceeds from such placement at a redemption price of 115% of the portion of the Convertible Note subject to redemption. If the Holder is participating in any such placement, the Holder may apply the redemption amount against the purchase price of the securities in such placement.

Covenants

The Company will be subject to certain customary affirmative and negative covenants regarding the incurrence of indebtedness, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends, distributions or redemptions, and the transfer of assets, among other matters. The Company also will be subject to a financial covenant that requires it to maintain available cash in the amount of $700,000 as of the last day of each calendar month.

Warrants

The Warrants are immediately exercisable upon their issuance, and expire on the fourth anniversary of the issuance date of the Warrants. The following is a brief description of the terms of the Warrants:

Exercise Price

The Warrants will initially be exercisable at an exercise price of $1.25 per share, subject to adjustment as provided in “—Adjustments” below. The Warrants can be exercised on a cashless basis if there is no effective registration statement registering, or no current prospectus available for, the resale of the ordinary shares underlying the Warrants.

The Warrants require “buy-in” payments to be made by the Company for failure to deliver any ordinary shares issuable upon exercise.

Adjustments

The exercise price is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the exercise price then in effect and standard adjustments in the event of any stock split, stock dividend, stock combination, recapitalization or other similar transaction. Upon any adjustment to the exercise price, the number of ordinary shares that may be purchased upon exercise of the Warrants will be increased or decreased proportionately, so that after such adjustment the aggregate exercise price payable for the adjusted number of ordinary shares issuable upon warrant exercise will be the same as the aggregate exercise price in effect immediately prior to such adjustment. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the selling shareholders have the additional right to substitute the variable price (or formula) of such securities for the exercise price.

Exercise Limitation

The Holders of the Warrants will not have the right to convert any portion of the Warrants to the extent that, after giving effect to such conversion, such Holder (together with certain related parties) would beneficially own in excess of 4.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise, as to be elected by such Holder on or prior to the Closing Date. A Holder may from time to time increase this limit to 9.99%, as to be elected by such Holder on or prior to the Closing Date, provided that any such increase will not be effective until the 61st day after delivery of a notice to the Company of such increase.

Events of Default

At any time after the occurrence of an Event of Default (as defined in the Convertible Notes), at the request of a Holder, the Company or the successor entity (as the case may be) shall purchase the Warrant from such Holder on the date of such request by paying to the Holder cash in an amount equal to the Event of Default Black Scholes Value (as defined in the Warrants).

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Fundamental Transactions

In connection with a Fundamental Transaction, at the request of the a Holder delivered at any time commencing on the earliest to occur of (x) the public disclosure of any Fundamental Transaction, (y) the consummation of any Fundamental Transaction and (z) the Holder first becoming aware of any Fundamental Transaction through the date that is ninety (90) days after the public disclosure of the consummation of such Fundamental Transaction by the Company pursuant to a Report on Form 6-K filed with the SEC, the Company or the successor entity (as the case may be) shall purchase the Warrant from the Holder on the date of such request by paying to the Holder cash in an amount equal to the Black Scholes Value (as defined in the Warrants). Payment of such amounts shall be made by the Company (or at the Company’s direction) to the Holder on or prior to the later of (x) the second (2nd) trading day after the date of such request and (y) the date of consummation of such Fundamental Transaction.

Shareholder Pledge Agreement

The Company, the Holders and a shareholder of the Company (the “Principal Shareholder”) will enter into a Shareholder Pledge Agreement, to be effective as of July 27, 2020, pursuant to which the Principal Shareholder will agree to pledge 3,500,000 Ordinary Shares in favor of the Holders to secure the Company’s performance of its obligations in the Private Placement.

Registration Rights Agreement

In connection with the Private Placement, the Company and the Holders will enter into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company is required to file with the SEC a registration statement for resale of the Ordinary Shares issuable upon conversion of the Convertible Notes and exercise of the Warrants, including the Placement Agent Warrant within 30 days and to have the registration statement declared effective within 90 days of after the Closing of the SPA. The Registration Rights Agreement also grants the Holders customary “piggyback” registration rights. If the Company fails to file the registration statement or have it declared effective by the deadlines above, or if certain other conditions relating to the availability of the registration statement and current public information are not met, the Company will pay certain Registration Delay Payments to such Holders (as defined in the Registration Rights Agreement).

Voting Agreement

The Company will also enter into a voting agreement (the “Voting Agreement”) with certain shareholders of the Company, including the Principal Shareholder, pursuant to which such shareholders will agree to vote the Ordinary Shares now owned or hereafter acquired by each shareholder in favor of the Shareholder Resolutions (as defined in the SPA).

Securities Purchase Agreement

The SPA contains certain representations and warranties, covenants and indemnities customary for similar transactions. Under the SPA, the Company also agreed to the following additional covenants:

•	During the period commencing on July 8, 2020 through and including the 90th trading day after the earlier to occur of (i) the first date on which a registration statement is declared effective by the SEC, or (ii) the first date on which all of the registrable securities are eligible to be resold by the selling shareholders pursuant to Rule 144, the Company may not issue, offer, sell or grant any equity or equity-linked security, subject to certain limited exceptions.
•	So long as the Convertible Notes or Warrants remain outstanding, the Company will not effect or enter an agreement to effect any variable rate transaction.
•	The Company will hold a shareholder meeting, by no later than September 30, 2020, to approve resolutions (the “Shareholder Resolutions”) authorizing an increase in the Company’s authorized Ordinary Shares from 50,000,000 to 100,000,000. The Company will be obligated to continue to seek shareholder approval by December 31, 2020, and quarterly thereafter, until such approval is obtained.

In addition, the Company granted the Holders participation rights in future equity and equity-linked offerings of securities during the three years after the Closing in an amount of up to 40% of the securities being sold in such offerings.

Placement Agent

FT Global Capital, Inc. is acting as the exclusive placement agent and will receive a fee of 8% of the gross proceeds of the Private Placement, plus up to $60,000 in certain reimbursable expenses, and a placement agent warrant (the “Placement Agent Warrant”), exercisable at an initial exercise price of $1.25 per share, subject to standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction, as further set forth in the Placement Agent Warrant, to purchase up to that number of Ordinary Shares equal to 10% of the aggregate number of Ordinary Shares issuable pursuant to the Convertible Notes placed in the Private Placement (the “Placement Agent Warrant Shares”).

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The Convertible Notes, the Conversion Shares, the Warrants, the Warrant Shares (as defined in the Warrants), the Placement Agent Warrant and the Placement Agent Warrant Shares are being offering and sold pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 4(a)(2) thereof and Rule 506 of Regulation D promulgated thereunder, for the sale of securities not involving a public offering.

The preceding descriptions are summaries of the proposed transaction and the SPA entered into by the Company in connection therewith and do not purport to be complete descriptions of the rights and obligations of the parties thereunder. Such summaries are qualified in their entirety by reference to the Form of SPA, the Form of Convertible Notes, the Form of Warrants, the Form of Registration Rights Agreement, the Form of Shareholder Pledge Agreement, the Form of Voting Agreement and the other transaction agreements, which are filed as exhibits to this Report on Form 6-K. Investors and security holders of the Company are urged to read the exhibits filed herewith in their entirety because they contain important information about the proposed transaction.

On July 9, 2020, the Company issued a press release announcing the execution of the SPA, a copy of which is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

The information in this Report on Form 6-K may contain forward-looking statements based on management’s current expectations and projections, which are intended to qualify for the safe harbor of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The statements contained herein that are not historical facts are considered "forward-looking statements." Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In particular, statements regarding the efficacy of investment in research and development are examples of such forward-looking statements. The forward-looking statements include risks and uncertainties, including, but not limited to, the effect of political, economic, and market conditions and geopolitical events; legislative and regulatory changes that affect the Company’s business; the availability of funds and working capital; the actions and initiatives of current and potential competitors; investor sentiment; and the Company’s reputation. The Company does not undertake any responsibility to publicly release any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this report. Additionally, the Company does not undertake any responsibility to update you on the occurrence of any unanticipated events, which may cause actual results to differ from those expressed or implied by any forward-looking statements. The factors discussed herein are expressed from time to time in the Company’s filings with the SEC available at http://www.sec.gov.

Exhibit No.	Description of Exhibit
99.1	Form of Securities Purchase Agreement dated July 8, 2020
99.2	Form of Secured Convertible Promissory Note
99.3	Form of Warrant to Purchase Ordinary Shares
99.4	Form of Registration Rights Agreement
99.5	Form of Shareholder Pledge Agreement
99.6	Form of Voting Agreement
99.7	Press Release dated July 9, 2020

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2020

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen Title: Chief Executive Officer and Director

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